Dated September 19, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-175108

Relating to Preliminary Prospectus Dated September 10, 2012

CAPITAL BANK FINANCIAL CORP.

FREE WRITING PROSPECTUS

This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the preliminary prospectus dated September 10, 2012 relating to this offering, included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-175108) relating to such securities (the “Preliminary Prospectus”). You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described below. A copy of the Preliminary Prospectus can be obtained by following this hyperlink: http://www.sec.gov/Archives/edgar/data/1479750/000119312512385701/d279023ds1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect the pricing terms of the initial public offering, the acquisition of shares in this offering by Crestview-NAFH, LLC and certain other changes.

Unless the context suggests otherwise, references to “CBF,” “we,” “our,” “us,” and the “Company” for all periods prior and subsequent to the acquisitions described in this prospectus refer to Capital Bank Financial Corp. (formerly known as North American Financial Holdings, Inc.), a Delaware corporation, and its consolidated subsidiaries. References to our “common stock” refer together to our Class A common stock, par value $0.01 per share, and Class B non-voting common stock, par value $0.01 per share.

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Pricing Terms of the Initial Public Offering

Common stock offered by us	5,681,818 shares of Class A common stock.

Common stock offered by the selling stockholders	4,318,182 shares of Class A common stock.

Over-allotment option	1,500,000 shares of Class A common stock from the selling stockholders.

Initial public offering price	$18.00 per share.

Use of proceeds	We estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be approximately $90.6 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Certain Relationships and Related Party Transactions

The following supplements the discussion beginning on page 190 of the Preliminary Prospectus under the caption “Certain Relationships and Related Party Transactions.”

Crestview-NAFH, LLC is purchasing 886,525 shares of Class A common stock from the underwriters in this offering, which will allow Crestview-NAFH, LLC to reduce the dilution to its proportional ownership interest in us as a result of this offering. These shares will be purchased by Crestview-NAFH, LLC at a purchase price of $16.92 per share, equal to the price per share of Class A common stock paid by the underwriters in this offering. The underwriters will not receive any discounts or commissions in connection with the sale of 886,525 shares of Class A common stock to Crestview-NAFH, LLC. Crestview-NAFH, LLC owns 24.25% of our common stock and is an affiliate of FBR Capital Markets & Co., one of the underwriters of this offering.

Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders

The following supplements the discussion on page 185 of the Preliminary Prospectus under the caption “Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders.”

Crestview-NAFH, LLC owns 2,009,735 shares of our Class A common stock and 9,262,688 shares of our Class B non-voting common stock, representing 24.25% of our outstanding common stock prior to this offering. Crestview-NAFH, LLC is purchasing 886,525 shares of Class A common stock from the underwriters in this offering. Following the completion of this offering, Crestview-NAFH, LLC will own 2,896,260 shares of our Class A common stock and 9,262,688 shares of our Class B non-voting common stock, representing 21.76% of our outstanding common stock after this offering.

The selling stockholders as a group are selling 4,318,182 shares of our common stock (or 5,818,182 shares, if the underwriters’ over-allotment option is exercised in full). The shares to be sold by each selling stockholder will be reduced from the shares reflected in the Preliminary Prospectus to the extent that such number of shares exceeds such stockholder’s proportionate share (based on its total ownership) of the shares sold by the selling stockholders.

Underwriting (Conflicts of Interest)

The following supplements the discussion beginning on page 202 of the Preliminary Prospectus under the caption “Underwriting.”

Crestview-NAFH, LLC, an affiliate of FBR Capital Markets & Co., owns more than 10% of our outstanding common stock. FBR Capital Markets & Co. is an underwriter for this offering, and it will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Because FBR Capital Markets & Co. is not primarily responsible for managing this offering, pursuant to FINRA Rule 5121 the appointment of a qualified independent underwriter is not necessary. FBR Capital Markets & Co. will not confirm sales to discretionary accounts without the prior written approval of the customer.

In addition, Crestview-NAFH, LLC is purchasing 886,525 shares of our Class A common stock in the offering. Such shares are deemed underwriting compensation by FINRA. Pursuant to FINRA Rule 5110(g)(1), Crestview-NAFH, LLC has agreed that such shares will not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares by any person for a period of 180 days after the date of this prospectus. Crestview-NAFH, LLC has also agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition for a period of 180 days after the date of this prospectus.

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We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contracting: Credit Suisse Securities (USA) LLC by emailing newyork.prospectus@credit-suisse.com or calling toll-free

1-800-221-1037 or BofA Merrill Lynch by emailing dg.prospectus_requests@baml.com.

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